                                                                   EXHIBIT 99.3

                             EMPLOYMENT AGREEMENT

  THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into this 25th day of August, 1996 by and between AccuStaff, Inc., a Florida corporation (hereinafter the "AccuStaff"), and Walter W. Macauley (hereinafter "Mr. Macauley").

                                  BACKGROUND

  Mr. Macauley is the Chief Executive Officer of Career Horizons, Inc., a Delaware corporation ("Career Horizons"), which is to be acquired by AccuStaff pursuant to an Agreement and Plan of Merger dated as of August 25, 1996 (the "Merger Agreement") (the "Transaction"). Upon consummation of the Transaction, AccuStaff will pay Mr. Macauley $1,350,000 in consideration for termination of that certain Employment Agreement, dated April 13, 1995, by and between Career Horizons and Mr. Macauley (the "Former Employment Agreement"). AccuStaff acknowledges that on or after the consummation of the Transaction, Career Horizons will pay to Mr. Macauley his 1996 bonus under the Former Employment Agreement, which bonus will not exceed $450,000; provided however, that such payment after closing of the Transaction shall not in any way revive the Former Employment Agreement, which shall terminate and be of no further force or effect upon consummation of the Transaction. AccuStaff has expressed a desire to employ Mr. Macauley for three additional years in accordance with the terms of this Agreement. Mr. Macauley is willing to serve as an employee of AccuStaff in accordance with the terms and conditions of this Agreement.

  NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, AccuStaff and Mr. Macauley agree as follows:

  1. DUTIES. As an employee of AccuStaff, Mr. Macauley shall advise the Chairman and Chief Executive Officer of AccuStaff with respect to strategic acquisitions. Mr. Macauley shall not be required to provide services to AccuStaff for more than 1,000 hours per year, and may perform his duties hereunder from his existing offices at Career Horizons in Woodbury, New York for as long as such offices are maintained as Career Horizons' headquarters. If not so continued as Career Horizons' headquarters, AccuStaff will provide Mr. Macauley with executive offices in Long Island, New York, or Hilton Head, South Carolina, from which to provide his duties hereunder.

  2. EMPLOYMENT PERIOD. Unless earlier terminated in accordance with Section 5 hereof, Mr. Macauley's employment shall be for a term of three-years beginning on the consummation of the Transaction (the "Employment Period"). If the Transaction for any reason fails to close, this Agreement shall be null and void.

  3. COMPENSATION AND BENEFITS.

  (a) BASE SALARY. During the Employment Period, AccuStaff will pay to Mr. Macauley a base salary in the amount of $350,000 per year.

  (b) ANNUAL BONUS. Mr. Macauley will be entitled to an annual bonus based on earnings growth and EBIT formula similar to the formulas applicable to other executive officers of AccuStaff, with a maximum of $350,000 and a minimum of $150,000 per year.

  (c) STOCK OPTIONS. AccuStaff will grant to Mr. Macauley 1,000,000 nonqualified stock options under the AccuStaff 1995 Stock Option Plan (the "Options"). The Options shall have an exercise price equal to the fair market value of AccuStaff common stock on the date of closing of the Transaction. The Options will be fully vested upon grant and will remain exercisable for five years, whether or not the Employment Period has terminated. A form of the stock option agreement relating to the Options is attached hereto as Exhibit A.

  (d) REIMBURSEMENTS FOR CERTAIN EXPENSES. During the Employment Period, AccuStaff will reimburse Mr. Macauley for club dues, automobile expenses and rental for the currently existing Career Horizon's apartment in New York City in the same amounts as such expenses were being paid or reimbursed by Career Horizons immediately prior to the date of this Agreement.

  (e) SALE OF RESIDENCE. In the event Mr. Macauley, at his discretion, elects to relocate his principal residence during the Employment Period to accommodate the provision of services under this Agreement, AccuStaff will reimburse Mr. Macauley for any loss (up to $250,000) incurred by him with respect to the sale of his current residence in Woodbury, New York, provided AccuStaff is permitted to control or approve the terms of the sale.

  (f) MEDICAL INSURANCE COVERAGE. AccuStaff, at its expense, will provide medical coverage for Mr. Macauley during the Employment Period in accordance with the level of benefits generally provided to other AccuStaff senior executives.

  4. GENERAL RELEASE. Mr. Macauley, for himself, his successors, heirs, and assigns, hereby forever releases, discharges and covenants not to sue AccuStaff or its affiliates, their officers, directors, employees, shareholders, partners, agents, attorneys and corporate affiliates (the "Releasees"), from any claims, causes of action, contracts or liabilities whatsoever, in law or in equity, whether known or unknown or suspected to exist by Mr. Macauley, which Mr. Macauley has had or may now have against AccuStaff or any of such related parties arising from or connected with Mr. Macauley's employment with Career Horizons or the termination of that employment, except as specifically provided for or acknowledged in this Agreement or in Career Horizon's articles of incorporation, bylaws or the Merger Agreement. Such claims or causes of action shall include, but not be limited to, claims under the Age Discrimination in Employment Act of 1967, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights of 1991, as amended, and all other federal, state and local laws dealing with employment discrimination, as well as any claims or causes of action for wrongful discharge or breach of contract. Without limiting the generality of the foregoing, Mr. Macauley hereby acknowledges and covenants that he has knowingly relinquished and forever released any and all remedies which might otherwise be available to him, including claims for back-pay, liquidated damages, recovery of interest, costs, punitive damages or attorney's fees, and any claims for employment or reemployment with Career Horizons, except for the right to receive from AccuStaff the termination fee for the Former Employment Agreement and his 1996 bonus from Career Horizons. Mr. Macauley specifically agrees that this Release extends to all claims of every nature and kind whatsoever, known or unknown, past or present, which existed prior to the execution of this Agreement, including but not limited to all claims involving or arising out of Mr. Macauley's employment with Career Horizons or the termination of his employment, except for the right to receive from AccuStaff the termination fee for the Former Employment Agreement and his 1996 bonus from Career Horizons.

  5. EARLY TERMINATION OF EMPLOYMENT PERIOD. Either party may terminate the Employment Period upon thirty (30) days' written notice to the other. In the event (i) Mr. Macauley gives notice of early termination of the Employment Period, or (ii) AccuStaff gives notice of early termination of the Employment Period for "Cause" as defined below, then AccuStaff shall pay Mr. Macauley his Base Salary and minimum Annual Bonus prorated through the date of early termination and each party shall continue to have the obligations set forth in Sections 6 and 7 of this Agreement. In the event AccuStaff gives notice of early termination of the Employment Period for any reason other than Cause, then AccuStaff shall pay Mr. Macauley his Base Salary and minimum Annual Bonus through the remainder of the original three-year term of the Employment Period and each party shall continue to have the obligations set forth in Sections 6 and 7 of this Agreement. In the event of Mr. Macauley's death or Disability (as defined below) during the Employment Period, then AccuStaff shall pay Mr. Macauley his Base Salary and minimum Annual Bonus prorated through the date of death or Disability and, in the case of Disability, each party shall continue to have the obligations set forth in Sections 6 and 7 of this Agreement. For purposes of this Agreement, "Cause" shall mean: (a) dishonesty affecting AccuStaff or a corporation or other entity controlled by, controlling or under common control with AccuStaff (an "Affiliate") or customers of AccuStaff or an Affiliate; or (b) egregious conduct which has brought AccuStaff or an Affiliate into substantial public disgrace or substantial disrepute; or (c) a material breach of this Agreement which Mr. Macauley has failed to cure within fifteen
(15) days after receipt of notice thereof; or (d) conviction of a felony. For purposes of this Agreement, "Disability" shall mean the absence of Mr. Macauley from his duties with AccuStaff for 180 consecutive business days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by AccuStaff or its insurers and acceptable to Mr. Macauley or his legal representative.

  6. COVENANTS.

  (a) COVENANT NOT TO COMPETE. During the Non-Competition Period (defined below), Mr. Macauley shall not, within fifty (50) miles of an existing office of AccuStaff or Career Horizons, directly or indirectly, in any capacity, render his services, or engage or have a financial interest in, any business that shall be competitive with any of those business activities in which AccuStaff is engaged as of the date of this Agreement, which business activities include the provision of temporary personnel services, outsourcing personnel services, or permanent placement personnel services to businesses, professional and service organizations, individuals requiring home health care, government agencies and health care facilities; and the provision of back office support services to temporary personnel or permanent placement personnel services (collectively, the "Business"); provided, however, that nothing herein shall prohibit Mr. Macauley from rendering services for or having a financial interest in (i) Accounting Partners, Inc. or (ii) Data Partners, Inc., excluding their respective successors or assigns; provided that Mr. Macauley and Mr. Macauley's children continue to own in the aggregate a majority of the voting and economic interests in Accounting Partners, Inc. and Data Partners, Inc. If a court determines that the foregoing restrictions are too broad or otherwise unreasonable under applicable law, including with respect to time or territory, the court is hereby requested and authorized by the parties hereto to revise the foregoing restriction to include the maximum restrictions allowable under applicable law. The term "Non-Competition Period" means the Employment Period and the five-year period immediately following the end of the Employment Period, whether by expiration or early termination.

  In consideration for his covenant not to complete, Mr. Macauley shall receive a fee in the amount of $150,000 for each year during the Non-Competition Period following the end of the Employment Period, and continued coverage under AccuStaff's health and medical benefits (to the extent available) at Mr. Macauley's expense. At the end of any year during the Non-Competition Period (but not earlier than three years after consummation of the Transaction), Mr. Macauley may terminate the Non-Competition Period and his obligations not to compete, by giving written notice to AccuStaff, whereupon AccuStaff's obligation to pay fees and other consideration for the covenant not to compete shall also cease.

  (b) COVENANT NOT TO SOLICIT CUSTOMERS. During the Employment Period and the two-year period immediately following the end of the Employment Period, whether by expiration or early termination, Mr. Macauley shall not, directly or indirectly, individually or on behalf of any other person or entity (other than AccuStaff or an Affiliate), solicit the provision of the Business services to any person, partnership, corporation or other entity who is or was
(i) a client or customer of AccuStaff or any of its Affiliates for whom Mr. Macauley provided services during any part of the 12-month period immediately prior to the date of his termination as an employee of Career Horizons or AccuStaff, or (ii) a potential client or customer of AccuStaff or any of its Affiliates to whom Mr. Macauley solicited the provision of the Business services during any part of the 12-month period immediately prior to the date of his termination as an employee of Career Horizons or AccuStaff.

  (c) COVENANT NOT TO SOLICIT EMPLOYEES. During the Employment Period and the two-year period immediately following the end of the Employment Period, whether by expiration or early termination, Mr. Macauley shall not, directly or indirectly, individually or on behalf of any other person or entity, solicit, recruit or entice, directly or indirectly, any employee of AccuStaff or its Affiliates to leave the employment of AccuStaff or such Affiliate to work with Mr. Macauley or with any person, entity or organization with which Mr. Macauley is or becomes affiliated or associated.

  (d) DISCLOSURE OF INFORMATION. Mr. Macauley agrees that he will not directly or indirectly, use, divulge, furnish, or authorize any other to use or disclose any Confidential Information or trade secrets of AccuStaff and its successors. As used herein, the term "Confidential Information" shall mean any nonpublic information regarding AccuStaff and its customers, including, without limitation, the names and all other information regarding customers, and the nonpublic business strategies, pricing and other confidential or proprietary matters of AccuStaff. Confidential Information shall not include any information which was generally available to the public, or was known to the public or became known to the public through no fault of Mr. Macauley or is required to be disclosed in accordance with an order of a court or other governmental authority having jurisdiction.

  (e) REASONABLENESS OF SCOPE AND DURATION. The parties hereto agree that the covenants and agreements contained in this Section 6 are reasonable in their scope and duration, and they intend that they be enforced, and no party shall raise any issue of the reasonableness of the scope or duration of any such covenants in any proceeding to enforce any such covenants.

  (f) ENFORCEABILITY. Mr. Macauley agrees that monetary damages would not be a sufficient remedy for any breach or threatened breach of the provisions of this Section 6, and that in addition to all other rights and remedies available to AccuStaff, AccuStaff shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach.

  (g) SEPARATE COVENANTS AND SEVERABILITY. The covenants and agreements contained in this Section 6 shall be construed as separate and independent covenants. Should any part or provision of any such covenant or agreement be held invalid, void or unenforceable in any court of competent jurisdiction, no other part or provision of this Agreement shall be rendered invalid, void or unenforceable as a result. If any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction unless modified, it is the intent of the parties that the otherwise invalid or unreasonable term shall be reformed, or a new enforceable term provided, so as to most closely effectuate the provisions as is validly possible.

  7. AGREEMENT NOT TO DISPARAGE. From and after the date of this Agreement through the period for which Mr. Macauley is receiving consideration under this Agreement, Mr. Macauley and AccuStaff agree that neither shall say, write or communicate in any manner to any person or entity anything substantially derogatory about the other, regardless of the truth or falsity of the information; provided, that nothing contained herein is intended to or shall limit AccuStaff's ability to comply with applicable laws, rules or regulations, or to obtain any benefits under any bond and/or insurance policy. In this connection, Mr. Macauley specifically agrees that, for purposes hereof, "AccuStaff" means and includes AccuStaff, Career Horizons and their respective officers, directors, employees, affiliates and representatives.

  8. CERTAIN ADDITIONAL PAYMENTS BY ACCUSTAFF.

  (a) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution by AccuStaff or Career Horizons to or for the benefit of Mr. Macauley (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, the termination payment for the Former Employment Agreement, acceleration of Career Horizons stock options or otherwise, but determined without regard to any additional payments required under this
Section 8) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") or any interest or penalties are incurred by Mr. Macauley with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then Mr. Macauley shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Mr. Macauley of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes and Excise Tax imposed upon the Gross-Up Payment, Mr. Macauley retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments; provided, however, that (i) the portion of the Gross-Up Payment that relates to a Payment attributable to the termination of the Former Employment Agreement or the acceleration of Mr. Macauley's Career Horizon stock options shall be limited to $900,000 and (ii) AccuStaff's obligation to make a Gross-Up Payment that relates to a Payment attributable to benefits payable to Mr. Macauley under this Agreement (other than pursuant to clause (i) immediately above) or the grant of AccuStaff stock options hereunder shall be null and void if Mr. Macauley terminates the Employment Period prior to the expiration of its first year, in which event Mr. Macauley shall promptly repay to AccuStaff the portion of any Gross-Up Payment theretofore paid that relates to a Payment attributable to benefits payable to Mr. Macauley under this Agreement or the grant of AccuStaff stock options hereunder.

  (b) Subject to the provisions of Section 8(c), all determinations required to be made under this Section 8, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by AccuStaff's regular certified public accounting firm (the "Accounting Firm") which shall provide detailed supporting calculations both to AccuStaff and Mr. Macauley within 15 business days of the receipt of notice from either Mr. Macauley or AccuStaff that there has been a Payment. All fees and expenses of the Accounting Firm shall be borne solely by AccuStaff. Any Gross-Up Payment, as determined pursuant to this Section 8, shall be paid by AccuStaff to Mr. Macauley within five days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon AccuStaff and Mr. Macauley. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by AccuStaff should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that AccuStaff exhausts its remedies pursuant to Section 8(c) and Mr. Macauley thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by AccuStaff to or for the benefit of Mr. Macauley.

  (c) Mr. Macauley shall notify AccuStaff in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by AccuStaff of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than thirty days after Mr. Macauley is informed in writing of such claim and shall apprise AccuStaff of the nature of such claim and the date on which such claim is requested to be paid. Mr. Macauley shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to AccuStaff (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If AccuStaff notifies Mr. Macauley in writing prior to the expiration of such period that it desires to contest such claim, Mr. Macauley shall:

    (i) give AccuStaff any information reasonably requested by AccuStaff relating to such claim,

    (ii) take such action in connection with contesting such claim as AccuStaff shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by AccuStaff,

    (iii) cooperate with AccuStaff in good faith in order effectively to contest such claim, and

    (iv) permit AccuStaff to participate in any proceedings relating to such claim;

provided, however, that AccuStaff shall bear and pay directly all costs and expenses incurred in connection with such contest and shall indemnify and hold Mr. Macauley harmless, on an after-tax basis, for payment of such costs and expenses, in addition to the payment of an Underpayment, if any. Without limitation of the foregoing provisions of this Section 8(c), AccuStaff shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Mr. Macauley to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Mr. Macauley agrees to prosecute such contest the claim in any permissible manner, and any Mr. Macauley agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as AccuStaff shall determine; provided, however, that if AccuStaff directs Mr. Macauley to pay such claim and sue for a refund, AccuStaff shall advance the amount of such payment to Mr. Macauley, on an interest-free basis and shall indemnify and hold Mr. Macauley harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Mr. Macauley with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, AccuStaff's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Mr. Macauley shall be entitled, at his own expense, to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority. Any Gross-Up Payment required to be paid under this
Section 8(c) will be off-set, as appropriate, by any amount thereof previously paid to or for the benefit of Mr. Macauley under Section 8(b).

  (d) If a Gross-Up Payment is made by AccuStaff to or for the benefit of Mr. Macauley with respect to a Payment that is contingent upon the occurrence of a future event or condition, and after such event or condition becomes unconditional there is, in the opinion of the Accounting Firm, a reasonable ground to apply for a refund of some or all of the Excise Tax previously paid with respect to such Payment, Mr. Macauley shall apply to the Internal Revenue Service for such refund and use reasonable best efforts, at the expense of AccuStaff, to pursue the same. If, after the receipt by Mr. Macauley of an amount advanced by AccuStaff pursuant to Section 8(c), Mr. Macauley becomes entitled to receive any refund with respect to such claim, Mr Macauley shall promptly pay to AccuStaff the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Mr. Macauley of an amount advanced by AccuStaff pursuant to
Section 8(c), a determination is made that Mr. Macauley shall not be entitled to any refund with respect to such claim and AccuStaff does not notify Mr. Macauley in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

  9. ACKNOWLEDGMENTS.

  (a) ENTIRE AGREEMENT. The parties hereto acknowledge and agree that, except as provided herein, this Agreement contains the entire agreement between AccuStaff and Mr. Macauley with respect to the subject matter hereof and that it supersedes and invalidates any previous agreements or contracts including employment agreements, including, without limitation, the Former Employment Agreement. No representations, inducements, promises or agreements, oral or otherwise, which are not embodied herein, shall be of any force or effect.

  (b) UNDERSTANDING OF AGREEMENT. Mr. Macauley expressly states that he has carefully read this Agreement and agrees and acknowledges that he is releasing AccuStaff from any possible claim which he may have relating to his employment with Career Horizons or the change in the employment relationship or the termination of such employment, other than the right to receive from AccuStaff the termination fee for the Former Employment Agreement and his 1996 bonus from Career Horizons. Mr. Macauley further agrees that he has been advised to consult with an attorney of his own choosing and that he has, in fact, consulted counsel regarding his execution of this Agreement and the impact of the terms of the Agreement. Mr. Macauley agrees that he has been given 21 days in which to consider whether to sign this Agreement and has either used that full 21-day period or voluntarily decided to sign this Agreement before the end of that period. Mr. Macauley also understands that he may revoke this Agreement at any time within 7 days after executing it; this Agreement will not be effective or enforceable until after the end of the 7 day period, but it shall be fully effective and enforceable if it is not revoked within said 7 day period.

  10. MISCELLANEOUS.

  (a) NO MITIGATION. Mr. Macauley shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise and no such payment shall be offset or reduced by the amount of any compensation or benefits provided to Mr. Macauley in any subsequent employment.

  (b) WAIVER. Failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

  (c) SEVERABILITY. If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect.

  (d) ASSIGNABILITY. The parties acknowledge that this Agreement has been entered into due to, among other things, the special skills of Mr. Macauley, and agree that this Agreement may not be assigned or transferred by Mr. Macauley, in whole or in part, without the prior written consent of AccuStaff. Any business entity succeeding to all or substantially all of the business of AccuStaff by purchase, merger, consolidation, sale of assets or otherwise, shall be bound by this Agreement.

  (e) OTHER AGENTS. Nothing in this Agreement is to be interpreted as limiting AccuStaff from employing other personnel on such terms and conditions as may be satisfactory to the Corporation.

  (f) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings between the parties with respect to such subject matter.

  (g) GOVERNING LAW. Except to the extent preempted by federal law, the laws of the State of Florida shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

  (h) NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered or seven days after mailing if mailed, first class, certified mail, postage prepaid:

    To AccuStaff:        AccuStaff Incorporated
                         6440 Atlantic Boulevard
                         Jacksonville, Florida 32211
                         Attention: Chief Executive Officer

    To Mr. Macauley:     54 Sandy Hill Road
                         Oyster Bay Cove, New York 11771

Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

  (i) AMENDMENTS AND MODIFICATIONS. This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.

  IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Employment Agreement as of the date first above written.

                                          ACCUSTAFF INCORPORATED

                                                    /s/ Derek E. Dewan
                                          By:__________________________________
                                            Title: President & CEO Chairman of
                                                         the Board

                                          Witnessed as to AccuStaff


                                          By:__________________________________

                                          MACAULEY:

                                                  /s/ Walter W. Macauley
                                          By:__________________________________
                                                    Walter W. Macauley

                                          Witnessed as to Mr. Macauley

                                                   /s/ Michael Druckman
                                          By___________________________________